UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the Month of April 2024

Commission File Number: 001-39487

Silence Therapeutics plc

(Exact Name of Registrant as Specified in Its Charter)

72 Hammersmith Road

London W14 8TH

United Kingdom

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒   Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

On April 15, 2024, Silence Therapeutics plc (the “Company”) published its Notice of Annual General Meeting on the Company’s website (https://www.silence-therapeutics.com). The Company’s Annual General Meeting (“AGM”) will be held at 221 River Street, 9th Floor, Hoboken, NJ 07030 at 8:00 a.m. EDT on May 17, 2024. Shareholders who are unable to attend in person will be able to attend the AGM remotely and follow the business of the AGM via the Lumi Meeting Platform, and to vote and submit questions live during the webcast.

The Company’s Notice of Annual General Meeting is attached as Exhibit 99.1 to this Report on Form 6-K. The information contained on, or that can be accessed through, the Company’s website is not incorporated by reference herein.

On or about April 15, 2024, The Bank of New York Mellon, in its capacity as the depositary bank (the “Depositary”) for the Company’s American Depositary Shares (“ADSs”), commenced mailing voting instruction cards to ADS holders to enable ADS holders of record as of April 4, 2024 to instruct the Depositary to vote the ordinary shares represented by their ADSs. The Depositary’s voting instruction card is attached as Exhibit 99.2 to this Report on Form 6-K.

EXHIBIT INDEX

Exhibit No.	Description

99.1	Notice of Annual General Meeting.

99.2	American Depositary Share Voting Instruction Card

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 15, 2024

SILENCE THERAPEUTICS PLC

By:	/s/ Craig Tooman
	Name:	Craig Tooman
	Title:	President and Chief Executive Officer